Exhibit (a)(1)(D)

Information Agent:	Dealer Manager:
Georgeson Inc.	BofA Merrill Lynch
199 Water Street, 26th Floor	Bank of America Tower
New York, NY 10038-3560	One Bryant Park
Banks and brokers call: (212) 440-9800	New York, NY 10036
All others call toll-free: (800) 509-0984	Call toll-free: (888) 803-9655

West Announces Purchase Price for Cash Tender Offer for Any and All of its 4.00%
Convertible Junior Subordinated Debentures Due 2047

Lionville, PA  June 1, 2012 — West Pharmaceutical Services, Inc. (NYSE: WST) today announced that it has determined the purchase price offered pursuant to its previously announced tender offer (the “Offer”) to purchase for cash any and all of its outstanding 4.00% Convertible Junior Subordinated Debentures Due 2047 (CUSIP No. 955306 AA 3) (the “Debentures”).

The purchase price per $1,000 principal amount of Debentures is $1,038.91.  In addition, holders will receive, in respect of their Debentures that are accepted for purchase, accrued and unpaid interest on such Debentures up to, but excluding, the settlement date of the Offer.

The purchase price was determined in accordance with the pricing formula described in West’s Offer to Purchase, dated May 8, 2012 (the “Offer to Purchase”).  The purchase price is equal to the sum of (i) the Average Volume Weighted Average Price (“Average VWAP”) (as defined below) multiplied by 14.0701 plus (ii) a fixed cash amount of $390.56.  The Average VWAP at the close of trading on June 1, 2012 was $46.08.

“Average VWAP” is the arithmetic average of the “Daily VWAP” on each trading day during the period of 15 scheduled trading days beginning on May 11, 2012 and ending on June 1, 2012. The Daily VWAP for any trading day means the per share volume-weighted average price of West’s common stock on the New York Stock Exchange, as displayed under the heading “Bloomberg VWAP” on Bloomberg page WST.N < Equity > AQR in respect of the period from scheduled open of trading until the scheduled close of trading of the primary trading session of the New York Stock Exchange on such trading day. The Daily VWAP was determined without regard to after hours trading or any other trading outside of the regular trading session trading hours.

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.  The Offer will expire at 12:00 midnight,

New York City time, on June 5, 2012, unless it is extended or earlier terminated by West.

The terms and conditions of the Offer appear in the Offer to Purchase and the related Letter of Transmittal, both of which were distributed to all holders of the Notes.  The Offer is not subject to any minimum tender condition. However, the Offer is subject to certain other conditions as more fully described in the Offer to Purchase. West expressly reserves the right in its sole discretion to waive these conditions in whole or in part at any time.

None of West, its management or board of directors, the dealer manager, the depositary or the information agent makes any recommendation to any holder of Debentures as to whether to tender any Debentures. None of West, its management or board of directors, the dealer manager, the depositary or the information agent has authorized any person to give any information or to make any representation in connection with the Offer other than the information and representations contained in the Offer to Purchase or in the related Letter of Transmittal.

Information on the Offer

BofA Merrill Lynch is acting as dealer manager for the Offer. Computershare Trust Company, N.A. is acting as the depositary for the Offer and Georgeson Inc. is acting as the information agent for the Offer. Questions regarding the Offer should be directed to BofA Merrill Lynch, (888) 803-9655 (toll free). Requests for copies of the Offer to Purchase and the Letter of Transmittal may be directed to Georgeson Inc. by phone (800) 509-0984 (toll free) or in writing at 199 Water Street, 26th Floor, New York, New York 10038-3560. Banks and brokers may call (212) 440-9800.

This press release is for information purposes only and shall not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities nor an offer to sell or solicitation of an offer to purchase new securities. The Offer may be made only pursuant to the terms and conditions of the Offer to Purchase and the related Letter of Transmittal and the other related Offer materials. An issuer tender offer statement on Schedule TO, including the Offer to Purchase and the related Letter of Transmittal, describing the Offer has been filed with the Securities and Exchange Commission. Holders of the Debentures are encouraged to read the Schedule TO and its exhibits carefully before making any decision with respect to the Offer because it contains important information. The Schedule TO, the Offer to Purchase and the related Letter of Transmittal and other related Offer materials are available free of charge at the website of the Securities and Exchange Commission at www.sec.gov and on West’s website at www.westpharma.com. In addition, West will provide copies of the Schedule TO and related Offer materials upon request free of charge to holders of the Debentures.

About West

West is a global manufacturer of components and systems for injectable drug delivery, including stoppers and seals for vials, and closures and disposable components used in syringe, IV and blood collection systems. West also provides products with application to the personal care, food and beverage markets. Headquartered in Lionville, Pennsylvania, West supports its partners and customers from 50 locations throughout North America, South America, Europe, Mexico, Japan, Asia and Australia. For more information, visit West at www.westpharma.com.